UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GLU MOBILE INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.0001 per share
(Title of Class of Securities)
379890 10 6
(CUSIP Number of Class of Securities’ Underlying Common Stock)
L. Gregory Ballard
President and Chief Executive Officer
Glu Mobile Inc.
2207 Bridgepointe Parkway, Suite 250
San Mateo, California 94404
(650) 532-2400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Kevin S. Chou, Esq.	David A. Bell, Esq.
Glu Mobile Inc.	William L. Hughes, Esq.
2207 Bridgepointe Parkway, Suite 250	Fenwick & West LLP
San Mateo, California 94404	Silicon Valley Center
Telephone: (650) 532-2400	801 California Street
Facsimile: (650) 532-2500	Mountain View, CA 94041
Telephone: (650) 988-8500
Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$281,737.50*	$15.72**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 1,234,260 shares of the common stock of Glu Mobile Inc. having an aggregate value of $281,737.50 will be exchanged for new options and cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of April 20, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 5 for Fiscal Year 2009, equals $55.80 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $15.72	Filing Party: Glu Mobile Inc.

Form or Registration No.: 005-82770	Date Filed: April 22, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.(A)(1)(O)
EX-99.(A)(1)(P)
EX-99.(A)(1)(Q)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on April 22, 2009 relating to an offer (the "Exchange Offer”) by Glu Mobile Inc. (“Glu” or the “Company”) to certain of its employees to exchange certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s Amended and Restated 2001 Stock Option Plan and the Company’s 2007 Equity Incentive Plan as described in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated April 22, 2009 (the “Offer to Exchange”). Except as amended and supplemented hereby, all terms of the Exchange Offer and the Offer to Exchange and all disclosures set forth in the Schedule TO and exhibits thereto remain unchanged.
ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

99(a)(1)(N)	Glu Mobile Inc.’s Quarterly Report on Form 10-Q for the three months ended March 31, 2009 filed with the SEC on May 11, 2009, and incorporated herein by reference

99(a)(1)(O)	Amendment No. 1 to Offer to Exchange

99(a)(1)(P)	Form of Email Communication to Eligible Option Holders regarding the amended Offer to Exchange, dated as of May 13, 2009

99(a)(1)(Q)	Updated Program Information Screen Shot of the Option Exchange Program website
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.
Dated: May 13, 2009

GLU MOBILE INC.

By: /s/ L. Gregory Ballard Name: L. Gregory Ballard
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated April 22, 2009

99(a)(1)(B)*	Form of Email Communication to Eligible Option Holders about Launch, dated April 22, 2009

99(a)(1)(C)*	Form of Email Communication to Eligible Option Holders about Educational Workshops, dated April 22, 2009

99(a)(1)(D)*	Form of Employee FAQs about the Option Exchange Program

99(a)(1)(E)*	Employee Presentation Materials

99(a)(1)(F)*	Form of Reminder Email Communication to Eligible Option Holders

99(a)(1)(G)*	Form of Final Week Reminder Email Communication to Eligible Option Holders

99(a)(1)(H)*	Form of Countdown Reminder Email Communication to Eligible Option Holders

99(a)(1)(I)*	Glu Mobile Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 13, 2009, and incorporated herein by reference

99(a)(1)(J)*	Screenshots of Option Exchange Program website

99(a)(1)(K)*	Form of Paper Election Form

99(a)(1)(L)*	Form of Communication to Eligible Option Holders Confirming Receipt of Election Form

99(a)(1)(M)*	Glu Mobile Inc.’s Definitive Proxy Statement on Schedule 14A for the 2009 Annual Meeting of Stockholders filed with the SEC on April 22, 2009, and incorporated herein by reference

99(a)(1)(N)	Glu Mobile Inc.’s Quarterly Report on Form 10-Q for the three months ended March 31, 2009 filed with the SEC on May 11, 2009, and incorporated herein by reference

99(a)(1)(O)	Amendment No. 1 to Offer to Exchange

99(a)(1)(P)	Form of Email Communication to Eligible Option Holders regarding amended Offer to Exchange, dated as of May 13, 2009

99(a)(1)(Q)	Updated Program Information Screen Shot of the Option Exchange Program website

99(b)	Not applicable

99(d)(1)(A)*	Glu Mobile Inc. Amended & Restated 2001 Stock Option Plan and form of stock option agreement used from December 19, 2001 to May 2, 2006, form of stock option agreement used from December 8, 2004 to May 2, 2006 and forms of stock option agreement used since May 2, 2006. (incorporated herein by reference to Exhibit 10.02 to Amendment No. 3 to Glu’s Registration Statement on Form S-1, File No. 333-139493, filed with the SEC on January 22, 2007)

99(d)(1)(B)*	Glu Mobile Inc. 2007 Equity Incentive Plan and form of Notice of Stock Option Grant, Stock Option Award Agreement and Stock Option Exercise Agreement (incorporated herein by reference to Exhibit 10.03 to Amendment No. 5 to Glu’s Registration Statement on Form S-1, File No. 333-139493, filed with the SEC on February 16, 2007)

Exhibit Number	Description

99(d)(1)(C)*	Forms of Stock Option Award Agreement (Immediately Exercisable) and Stock Option Exercise Agreement (Immediately Exercisable) under the Glu Mobile Inc. 2007 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.05 to Glu’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2008)

99(d)(1)(D)*	United Kingdom Stock Option Sub-Plan under the Glu Mobile Inc. 2007 Equity Incentive Plan

99(d)(1)(E)*	Form of Notice of Stock Option Grant under the Glu Mobile Inc. 2007 Stock Option Plan (Non-U.S. Employees)

99(d)(1)(F)*	Amended and Restated Investors’ Rights Agreement, dated as of March 29, 2006, by and among Glu Mobile Inc. and certain of its investors and the Amendment No. 1 and Joinder thereto, dated as of May 5, 2006 (incorporated herein by reference to Exhibit 4.02 to Glu’s Registration Statement on Form S-1, File No. 333-139493, filed with the SEC on December 19, 2006)

99(d)(1)(G)*	Form of Warrant, dated as of May 2, 2006 by and between Glu Mobile Inc. and each of Pinnacle Ventures I Equity Holdings LLC, Pinnacle Ventures I Affiliates, L.P. and Pinnacle Ventures II Equity Holdings, LLC (incorporated herein by reference to Exhibit 10.20 to Glu’s Registration Statement on Form S-1, File No. 333-139493, filed with the SEC on December 19, 2006)

99(g)	Not applicable

99(h)	Not applicable

*	Previously filed.